UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 9)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 9 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 initially filed with the SEC on June 6, 2013 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) relating to the ordinary shares, nominal value of EUR 0.12 per share, of DEMB.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

“Oak Leaf B.V. Declares Offer Unconditional

At 17:40 hours CET (11:40 EST), on September 17, 2013, the Offer, as extended, expired. On September 18, 2013, Oak Leaf B.V. and DEMB issued a joint press release announcing that the Offer had been made unconditional. The Offeror was advised by the Exchange Agent that, as of the expiration of the Offer, a total of 456,812,887 Shares were validly tendered and not withdrawn pursuant to the Offer, which together with the 89,532,998 Shares currently held by Acorn Holdings and irrevocably undertaken to be contributed and transferred to the Offeror represent approximately 91.84% of the currently outstanding Shares on a fully diluted basis.

The Offeror also announced the commencement of a Post-Closing Acceptance Period of five Business Days, to expire at 17:40 hours CET (11:40 hours EST) on September 25, 2013. Shareholders can tender their Shares during the Post-Closing Acceptance Period in the same manner and subject to the same terms, conditions and restrictions as described in the Offer Memorandum.

The joint press release issued by DEMB and Oak Leaf B.V. is filed as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended to add the following exhibit:

(a)(29)	Press Release dated September 18, 2013 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on September 18, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup Chief Financial Officer

Date: September 18, 2013